SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12084
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMENDED AND RESTATED LIBBEY INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
     1. Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2009, and December 31, 2008

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2009 and December 31, 2008

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
     2. Exhibits
(23)	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2010	AMENDED AND RESTATED LIBBEY INC. RETIREMENT SAVINGS PLAN Libbey Inc. Employee Benefits Committee Plan Administrator
	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

	By:	/s/ Richard I. Reynolds
Richard I. Reynolds
Executive Vice President and Chief Financial Officer of Libbey Inc.

Audited Financial Statements and
Supplemental Schedule
Amended and Restated Libbey Inc.
Retirement Savings Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public
Accounting Firm

Amended and Restated Libbey Inc.
Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Amended and Restated Libbey Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Libbey Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Toledo, Ohio
June 23, 2010

Amended and Restated Libbey Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments, at fair value (Note 4)	$73,266,903	$49,262,618
Employer contribution receivable	86	58,219
Participant contribution receivable	144	151,988

Net assets available for benefits, at fair value	73,267,133	49,472,825

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	574,915	1,191,083

Net assets available for benefits	$73,842,048	$50,663,908

See accompanying notes.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008

Additions
Investment income:
Interest and dividends	$889,942	$193,981

Contributions:
Participants	3,287,355	4,162,238
Employer	413,947	1,494,375

	3,701,302	5,656,613

Net transfer from Libbey Inc. Supplemental Retirement Plan	—	40,454

Total additions	4,591,244	5,891,048

Deductions
Participant withdrawals or benefits paid directly to participants	(3,577,851)	(7,061,825)
Net transfer to Libbey Inc. Supplemental Retirement Plan	(67,599)	—
Other	(6,725)	(4,917)

Total deductions	(3,652,175)	(7,066,742)

Net appreciation (depreciation) in fair value of investments (Note 4)	22,239,071	(28,704,779)

Net increase (decrease)	23,178,140	(29,880,473)
Net assets available for benefits:
Beginning of year	50,663,908	80,544,381

End of year	$73,842,048	$50,663,908

See accompanying notes.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of Plan
General
The Amended and Restated Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was Amended and Restated on January 1, 2008.
The Plan is a defined contribution plan that provides eligible employees the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Contributions may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
The Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 1% of pretax contributions and 50% of the participant’s pretax contributions from 2% to 6%, not to exceed 3.5% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.
The Company suspended matching contributions under the Plan for salaried and non-union hourly employees effective March 16, 2009. The matching contributions were reinstated effective December 1, 2009.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily, with some limitations.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Assets in Trust
For the years ended December 31, 2009 and 2008, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
2. Summary of Accounting Policies
Plan Expenses
Substantially all of the Plan’s administrative expenses are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds, treasury notes, and bond contracts. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) through the JP Morgan Stable Value Fund. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends paid or deemed paid from this fund shall constitute applicable dividends per the Internal Revenue Service (IRS) Code (the Code).
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
New Accounting Standards
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
On July 1, 2009, the FASB Accounting Standards Codification™ (FASB ASC or the Codification) became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009.
In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.
In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements
In accordance with ASC 820 (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008 (Level 1, 2, and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	December 31, 2009
	Level 1	Level 2	Level 3	Total

Investments:
Registered investment companies	$46,799,891	$—	$—	$46,799,891
Common stock	15,162,610	—	—	15,162,610
Common/collective trusts (a)	—	9,720,290	—	9,720,290
U.S. Treasuries	—	18,033	—	18,033
Participant loans	—	—	1,566,079	1,566,079

Total investments measured at fair value	$61,962,501	$9,738,323	$1,566,079	$73,266,903

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)

	Fair Value Measurements
	Using Input Type
	December 31, 2008
	Level 1	Level 2	Level 3	Total

Investments:
Registered investment companies	$36,550,490	$—	$—	$36,550,490
Common stock	1,743,054	—	—	1,743,054
Common/collective trusts (a)	—	9,345,419	—	9,345,419
U.S. Treasuries & wrapped bonds	—	43,707	12,207	55,914
Participant loans	—	—	1,567,741	1,567,741

Total investments measured at fair value	$38,293,544	$9,389,126	$1,579,948	$49,262,618

(a)	This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts (GICs) and a common collective trust. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30 day redemption notice to liquidate its entire share in the fund. The fair value of the synthetic GICs has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the common collective trust has been determined based on the fair value of the underlying investments of the fund as of the measurement date.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
The Plan’s valuation methodologies used to measure the fair values of investments with registered investment companies, common stock, and U.S. Treasuries were derived from quoted market prices as all of these equity instruments have active markets. The common collective trusts are not available on an exchange or open market; however, the fair is determined based on the underlying investments (primarily debt and equity securities, as well as mortgage backed securities) that are traded on an exchange and active market. The wrapped bonds represent synthetic GICs as discussed in Note 2. The fair value of these contracts is calculated by projecting, over the duration of the contract, the difference between replacement cost and actual cost, and discounting back to the measurement date at an appropriate discount rate. For further discussion of the synthetic GICs, see Note 5. The participant loans, all of which are secured by the account balances of borrowing participants, are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008. See Note 6 for additional discussion regarding participant loans.
The table below shows a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets
	Participant	Wrapped
	Loans	Bonds

Balance as of January 1, 2008	$1,617,827	$—
Net appreciation in fair value of investments	—	12,207
Issuance, repayments, and settlements, net	(50,086)	—

Balance as of January 1, 2009	1,567,741	12,207
Issuance, repayments, and settlements, net	(1,662)	(12,207)

Balance as of December 31, 2009	$1,566,079	$—

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
4. Investments
Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008

Libbey Common Stock*	$15,162,610	**
Harbor International Fund*	8,981,743	$6,523,505
JP Morgan Intermediate Bond Fund*	7,951,021	7,893,448
Harbor Bond Fund*	6,235,085	5,467,352
Harbor Capital Appreciation Fund*	5,157,541	3,632,373
Dodge and Cox Stock Fund	4,616,240	3,395,008
AIM Small Cap Growth	**	2,885,367
JP Morgan 100% U.S. Treasury Money Market*	**	2,638,575

*	The fund is sponsored by the Plan Trustee or represents a party in interest.

**	Less than 5% of fair value of the Plan’s net assets.
During 2009 and 2008, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31,
	2009	2008

Registered investment companies	$9,081,857	$(17,687,208)
Common/collective trusts	474,666	(320,707)
Common stock	12,682,548	(10,696,864)

	$22,239,071	$(28,704,779)

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
5. Synthetic Guaranteed Investment Contracts
The Plan invests in synthetic GICs, which are wrap contracts paired with an underlying portfolio of investments owned by the Plan, of high quality, intermediate term, fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent. The underlying investments in the synthetic GICs include U.S. Treasury notes, JP Morgan Liquidity Fund, and JP Morgan Intermediate Bond Fund.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the fund may elect to convert such termination to an amortized election that effectively will immunize the fund, intending to result in contract value equaling market value of the underlying assets by such termination date. If an event of default occurs and is not cured, the nondefaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
As described in Note 2, because the synthetic GICs are fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average Yields for Synthetic GICs	2009	2008

Based on actual earnings	4.24%	6.76%
Based on interest rate credited to participants	1.81%	2.64%
6. Loan Fund
The Plan permits participants to borrow up to a maximum of $50,000 or 50% of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semimonthly, biweekly, or weekly installments, including interest, over periods of between one to five years or up to ten years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment with the Company, he/she may continue to make loan payments. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated May 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the Trustee, JP Morgan Chase Bank, and shares of mutual funds managed by the Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10. Reconciliation Between Financial Statements and Form 5500
The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 follows:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$73,842,048	$50,663,908
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(574,915)	(1,191,083)

Net assets available for benefits per the Form 5500	$73,267,133	$49,472,825

The following is a reconciliation of net increase (decrease) in assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net increase (decrease) in assets available for benefits per the financial statements	$23,178,140	$(29,880,473)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	616,168	(947,231)

Total net income (loss) and transfers of assets per the Form 5500	$23,794,308	$(30,827,704)

Supplemental Schedule

Amended and Restated Libbey Inc.
Retirement Savings Plan
EIN 34-1559357     Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Par, or Maturity	Current
Lessor, or Similar Party	Value Rate of Interest	Value

Registered investment companies:
American Century Investments	455,261 shares of Small Capital Value	$3,327,958
	292,859 shares of Equity Income	1,921,154

*Harbor	165,136 shares of International Fund	8,981,743
	513,176 shares of Bond Fund	6,235,085
	157,771 shares of Capital Appreciation Fund	5,157,541
	352,356 shares of Large Capital Value Fund	2,508,775

AIM	159,107 shares of Small Cap Growth	3,602,192

Dodge & Cox	48,016 shares of Stock Fund	4,616,240

Fidelity	5,042 shares of Freedom 2010	63,073
	86,721 shares of Freedom 2015	903,633
	111,558 shares of Freedom 2020	1,400,056
	115,718 shares of Freedom 2025	1,202,310
	60,742 shares of Freedom 2030	752,594
	36,503 shares of Freedom 2035	374,520
	30,882 shares of Freedom 2040	221,114
	15,508 shares of Freedom 2045	131,355
	10,117 shares of Freedom 2050	84,477
	17,727 shares of Freedom Income	190,386

American Funds	110,703 shares of Growth Fund of America	3,025,507

*JP Morgan	2,059,025 units, 100% U.S. Treasury Money Market	2,059,025
	41,154 units of Cash Investment Fund	41,154

Common collective trusts:
*JP Morgan	Liquidity Fund	140,324
*JP Morgan	Intermediate Bond Fund	7,951,021

Barclay’s	44,422 shares of Equity Index Fund	1,628,945

U.S. Treasury bonds:
U.S. Treasury	U.S. Treasury Note 2.375% Aug 31, 2010	6,016
U.S. Treasury	U.S. Treasury Note 2.000% Sept 30, 2010	12,016

Common stock:
*Libbey Inc.	1,982,041 shares of Common Stock	15,162,610

*Participant loans	5% to 10.5%	1,566,079

Total investments		$73,266,903

*	Indicates a party-in-interest to the Plan.